Exhibit (a)(1)(D)

MEMC ELECTRONIC MATERIALS, INC.

STOCK OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS (FAQ)

July 17, 2012

General Information

The following Frequently Asked Questions (“FAQ”) were prepared to address common questions that you may have about the offer to exchange certain outstanding underwater stock options (“eligible stock options”) for fewer new stock options with a lower exercise price (“Exchange Offer”) made by MEMC Electronic Materials, Inc. (“MEMC,” “we,” “us” and “Company”) to employees eligible to participate in the Exchange Offer. The information in this FAQ is based on the information contained in the Offer to Exchange document dated July 17, 2012 and related materials, filed by MEMC with the Securities and Exchange Commission (“SEC”) on July 17, 2012 and delivered to each eligible employee by personal delivery at each employee’s place of work or, for certain employees, including those on leave or otherwise not on site, mailed to the employee’s residence. The information in this FAQ is provided as of July 17, 2012 and does not contain complete details about the Exchange Offer. Additional information about the Exchange Offer is available in the Offer to Exchange document and related materials.

Glossary of Terms:

Company:	MEMC Electronic Materials, Inc.

Exchange Ratio:

The exchange ratio determines the number of eligible stock options required to be surrendered (“exchanged”) in order to receive one new stock option (e.g., a 3.00:1 exchange ratio means 3.00 eligible stock options must be surrendered for each new stock option). The exchange ratios are designed to result in a fair value of the new stock options that is approximately equal to the fair value of the eligible stock options that are surrendered for exchange.

Exercise of Stock Options:	Exercising stock options is the process of purchasing the underlying shares of MEMC stock at the fixed price specified in the stock option grant agreement, regardless of the current market price.

Grant Date of Stock Options:	The date on which a stock option is granted.

New Stock Options:	Stock options to be granted in exchange for eligible stock options that are surrendered in the Exchange Offer. Fewer such new stock options will be granted and such new stock options will have a lower exercise price than the surrendered eligible stock options, a new vesting schedule and a 7-year term. The number of new stock options granted is based on the exercise price of the exchanged stock options and the applicable exchange ratios.

Outstanding Stock Options:	Stock options you still hold and have not exercised.

Surrender:	In the context of the Exchange Offer, “surrendering” eligible stock options means giving up your rights to those eligible stock options in exchange for fewer new stock options with a lower exercise price and new terms.

Underwater:	A stock option is considered “underwater” if the exercise price of the stock option is higher than the current market price.

Vesting:	When your stock options become exercisable, they are referred to as being “vested”. The vesting schedule applicable to your stock options will be set forth in your stock option grant agreement(s). The vesting period for the new stock options offered in the Exchange Offer is two or three years, depending on whether the surrendered eligible stock options are fully vested at the time of the exchange.

Q1     What is the Exchange Offer?

The Exchange Offer is a voluntary, one-time opportunity for eligible employees of MEMC and its subsidiaries to surrender eligible stock options in exchange for fewer new stock options with a lower exercise price.

Q2     Why is MEMC making the Exchange Offer?

We believe that an effective and competitive employee incentive program is imperative for the success of our business. We rely on our experienced and productive employees and their efforts to help us achieve our business objectives. At MEMC, stock options constitute a key component of our incentive and retention programs because we believe that equity compensation encourages employees to act like owners of the business, aligning their interests with those of our stockholders, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares. Due to the significant decline of our stock price during the last few years, many of our employees (including employees of our subsidiaries) now hold stock options with exercise prices significantly higher than the current market price of our common stock.

Q3     Why can’t MEMC just grant eligible employees additional stock options?

Issuing new stock options without cancelling any previously granted stock options would increase our operating expenses, as we would need to expense both the new stock options and the previously granted stock options. This would decrease our reported earnings and could negatively impact our stock price. We designed the Exchange Offer to avoid the potential dilution in ownership to our stockholders that would result if we granted employees additional stock options to supplement their underwater stock options. Granting more stock options would increase the number of outstanding stock options relative to our outstanding shares of common stock (sometimes called “overhang”), which we do not believe would be in the best interests of our stockholders.

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Q4     Who is eligible to participate in the Exchange Offer?

The Exchange Offer will be open to all U.S. and international employees who hold eligible stock options, subject to some exceptions discussed in the Offer to Exchange document (see the answer to Question 2 in the Summary Term Sheet of the Offer to Exchange document). Although we intend to include all employees located outside the United States, we may exclude certain international employees in any foreign country where we determine that the option exchange would have tax, regulatory or other implications that are inconsistent with MEMC’s compensation policies and practices. We reserve the right to withdraw the Exchange Offer in any jurisdiction.

You are an “eligible employee” if you are:

•	A current U.S. or international employee who holds eligible stock options;
•	Employed on the date the Exchange Offer commences and remain employed through the date of the exchange;
•	Eligible to participate in the MEMC Electronic Materials, Inc. Amended and Restated 2010 Equity Incentive Plan;
•	Not an executive officer or member of our Board of Directors; and
•	Not employed by MEMC or its majority-owned subsidiaries in any foreign country where we determine that the option exchange would have tax, regulatory or other implications that are inconsistent with MEMC’s compensation policies and practices.

Q5     Must I participate in the Exchange Offer?

No. Participation in the Exchange Offer is completely voluntary. If you choose not to participate, you will keep all of your currently outstanding stock options, including stock options eligible for the Exchange Offer, and you will not receive new stock options in the Exchange Offer. No changes will be made to the terms of your current stock options if you decline to participate. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything.

Q6     When will the Exchange Offer take place?

The Exchange Offer began at 12:01 a.m., Eastern, on Tuesday, July 17, 2012 and will expire at 11:59 p.m., Eastern, on Friday, August 17, 2012, unless extended.

Q7     Which stock options are eligible for exchange in the Exchange Offer?

To be eligible for exchange in the Exchange Offer, an outstanding stock option must (a) have an exercise price of $10.00 or greater, which approximates the 52-week high trading price of our common stock as reported by the New York Stock Exchange at the time of the vote of our stockholders relating to this Exchange Offer, (b) have been granted prior to July 17, 2011 and (c) not be scheduled to expire prior to the Expiration Date of the Exchange Offer.

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Q8     How do I find out how many eligible stock options I have and what their exercise prices are?

You can review a list of your eligible stock options and their exercise prices at the Stock Option Exchange Program Website, which is available at https://memc.equitybenefits.com. This information is also included in the paper election form that was included in the exchange offer packet provided to you along with the Offer to Exchange document.

Q9     If I elect to participate and my surrendered eligible stock options are accepted, how many new stock options will I receive in exchange?

The number of new stock options that you receive will depend on the exercise price(s) of your surrendered eligible stock options and the applicable exchange ratios, as shown below. Note that the exchange ratios apply to each of your stock option grants separately. This means that the various stock option grants you have received may be subject to different exchange ratios.

If the Per Share Exercise Price of an Eligible Stock Option Grant Is	The Exchange Ratio Is (Eligible Stock Options to New Stock Options)
$10.00 to $12.99	2.50:1
$13.00 to $16.99	3.00:1
$17.00 to $19.99	6.00:1
$20.00 to $34.99	8.00:1
$35.00 and above	10.00:1

Q10     How did MEMC determine what exchange ratios would be used?

MEMC used a standard valuation model to determine the actual exchange ratios. The exchange ratios are designed to result in a fair value of the new stock options that is approximately equal, in the aggregate, to the fair value of the stock options that are surrendered for exchange. If, after the exchange of eligible stock options in any particular stock option grant, you would be left with a fractional stock option, we will round such fractional stock option to the nearest whole stock option (greater than or equal to 0.5 is rounded up to the nearest whole stock option and less than 0.5 is rounded down to the nearest whole stock option). Based on this rounding convention, you will not be able to surrender for exchange any otherwise eligible stock option grant that does not have sufficient underlying stock options to result in at least 0.5 new stock options after the exchange (which would be rounded up to one whole new stock option).

Q11     Why isn’t the exchange ratio simply one-for-one for all eligible stock options? Why am I getting fewer stock options in exchange?

We believe the exchange ratios must balance the interests of both our employees and our stockholders, and as a result, we have designed it to be “value for value.” Each eligible stock option has a lower fair value than each new stock option; therefore, more eligible stock options are required to be surrendered than new stock options issued for their fair values to be approximately equal.

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Q12     What happens if some of my eligible stock options are subject to a domestic relations order, or comparable legal document, as the result of the end of a marriage?

Any portion of an eligible stock option grant that is subject to a binding domestic relations order (or comparable legal document as the result of the end of a marriage) that has been delivered to MEMC, and that is beneficially owned by a person who is not an eligible employee (e.g., an eligible employee’s ex-spouse), is not eligible to be exchanged in the Exchange Offer (even if legal title to that portion of the stock option grant is held by an eligible employee). In this circumstance, only the portion of an eligible stock option grant that is beneficially owned by an eligible employee may be exchanged.

Q13     How can I make my exchange election in the most cost-effective manner?

A paper election form and notice of withdrawal form are included in your Exchange Offer packet; however, the most efficient way to make your exchange elections is on the Stock Option Exchange Program Website at https://memc.equitybenefits.com.

Q14     How do I participate in the Exchange Offer?

If you are an eligible employee, you will receive an Exchange Offer packet (hand delivered to you at your work location or mailed to your home if you work remotely, are on a leave of absence, or are out of the office at the time of delivery) with information on how to participate online or by mail. Many employees may find that the quickest and easiest way to participate in the Exchange Offer is to access the Stock Option Exchange Program Website at https://memc.equitybenefits.com.

If you choose to participate in the Exchange Offer online, you must submit your election(s) on or before 11:59 p.m., Eastern, on Friday, August 17, 2012 (or such later date as may apply if the Exchange Offer is extended). Your eligible stock options will not be considered surrendered until the MEMC Stock Plan Administrator receives your properly submitted election (either online at the Stock Option Exchange Program Website or via a paper election form). You must allow for delivery time based on the method of submission you choose to ensure that the MEMC Stock Plan Administrator receives your election before the deadline.

If you miss the deadline or submit an election form or notice of withdrawal that is not properly completed as of the deadline, your election or withdrawal will not be accepted. You are responsible for making sure that the paper election form and/or notice of withdrawal are properly completed, signed and received by the MEMC Stock Plan Administrator, or your online election is submitted, by the deadline.

Q15     How do I participate if I have computer difficulties or do not have access to the Internet?

If you want to participate in the Exchange Offer and are not able to submit your election(s) online via the Stock Option Exchange Program Website (at https://memc.equitybenefits.com) as a result of computer difficulties, or you do not have access to the Stock Option Exchange Program Website for any reason, including lack of Internet services, you must complete a paper election form or notice of withdrawal, which are included in your Exchange Offer packet. You are required to elect either “Exchange” or “Do Not Exchange” for each of your eligible stock option grants on the paper election form. Any election form submitted without an “Exchange” or “Do Not Exchange” election for each eligible stock option grant will be rejected.

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Q16     Can I make my elections on the phone with the MEMC Stock Plan Administrator?

No. You may only submit your elections either online via the Stock Option Exchange Program Website or by completing, signing and mailing in your paper election form or notice of withdrawal. The MEMC Stock Plan Administrator is not permitted to take or process your elections via the telephone, although they may call you to clarify any ambiguities in your election submissions.

Q17     If I participate, will I be required to give up all of my rights under the surrendered eligible stock options?

Yes. On the expiration of the Exchange Offer, any eligible stock options you surrender in exchange for new stock options that are accepted for exchange will be cancelled, and you will no longer have any rights under those surrendered eligible stock options.

Q18     What happens to eligible stock options that I choose not to surrender or that are not eligible for exchange in the Exchange Offer?

The Exchange Offer will have no effect on eligible stock options that you choose not to surrender or on stock options that are not eligible for exchange. No changes will be made to the terms and conditions of your outstanding stock options that are not exchanged.

Q19     When and how can I withdraw previously surrendered eligible stock options?

If you elect to surrender eligible stock options and later change your mind, you may withdraw your surrendered stock options by notifying the MEMC Stock Plan Administrator of your election to withdraw such eligible stock options before the Exchange Offer expires. You may notify the MEMC Stock Plan Administrator of your withdrawal election in one of the following two ways:

•	By revising your election online at the Stock Option Exchange Program Website, which is available at https://memc.equitybenefits.com. Your online withdrawal election must be submitted before the Exchange Offer expiration deadline of 11:59 p.m., Eastern, on Friday, August 17, 2012 (or such later date as may apply if the Exchange Offer is extended).
•	By completing and returning the paper notice of withdrawal included in the materials provided to you with the Offer to Exchange document, and delivering it to the MEMC Stock Plan Administrator according to the instructions contained in the materials so that the MEMC Stock Plan Administrator receives it before the Exchange Offer expiration deadline of 11:59 p.m., Eastern, on Friday, August 17, 2012 (or such later date as may apply if the Exchange Offer is extended).

The method of delivery is at your own discretion and risk. You must allow for delivery time based on the method of submission that you choose to ensure that the MEMC Stock Plan Administrator receives your withdrawal election before the deadline. If you miss the deadline for notifying the MEMC Stock Plan Administrator of your withdrawal election but remain an eligible employee, any previously surrendered eligible stock options will be cancelled and exchanged pursuant to the Exchange Offer.

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Q20     When and how can I modify previous elections?

You may modify your previous election(s) at any time before the expiration deadline (11:59 p.m., Eastern, on Friday, August 17, 2012, or such later date as may apply if the Exchange Offer is extended). Your final election(s) received as of the expiration deadline will supersede any previous election(s). You can modify previous elections online at the Stock Option Exchange Program Website. You may also modify a previous election by sending a paper notice of withdrawal or a paper election form.

Q21     I have lost my Exchange Offer packet, PIN or password, or need another paper election form or notice of withdrawal. How can I get one?

If you have lost your Exchange Offer packet, PIN or password, need another paper election form or notice of withdrawal, or have other questions, please contact the MEMC Stock Plan Administrator, available from 9:00 a.m. to 5:00 p.m., Central, Monday through Friday, at the numbers below:

From within North America: (636) 474-5405

From outside North America: +1 (636) 474-5405

You may also submit your questions via e-mail to: StockAdmin@memc.com.

Q22     How will I know if my election form or my notice of withdrawal has been received?

You can check the Election Confirmation page on the Stock Option Exchange Program Website, which is available at https://memc.equitybenefits.com, at any time to see your current election(s). Additionally, if you notify the MEMC Stock Plan Administrator of your election to participate in the Exchange Offer or your election to withdraw previously surrendered eligible stock options by submitting a paper election form or notice of withdrawal, MEMC will provide you with confirmation of receipt of your paper election form or notice of withdrawal shortly after it is received, with such confirmation of receipt to be provided via e-mail or mail, in MEMC’s discretion. However, it is your responsibility to ensure that the MEMC Stock Plan Administrator receives your election form or notice of withdrawal, as applicable, prior to the expiration of the Exchange Offer.

Q23     What will happen if my election is not made online or received in paper form by the deadline?

If your election(s) are not received by the MEMC Stock Plan Administrator by the expiration deadline (either through online submission or by paper election form), then all of your eligible stock options will remain outstanding at their original exercise prices and subject to their original terms and conditions. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to take any action.

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Q24     Can I exchange the remaining portion of an eligible stock option grant that I have already partially exercised?

Yes. If you previously exercised an eligible stock option grant in part, the remaining outstanding (unexercised) portion of the eligible stock option grant can be surrendered for exchange in the Exchange Offer.

Q25     Can I exchange shares of MEMC common stock that I acquired upon exercise of my MEMC stock options?

No. This offer only applies to outstanding MEMC stock options that are eligible under the Exchange Offer. You will not be able to exchange shares of MEMC stock that you own outright.

Q26     My eligible stock options are already vested. Would my new stock options also be fully vested?

No. The new stock options received in exchange for fully vested eligible stock options that are surrendered in the Exchange Offer would be subject to a new two-year vesting schedule. The new stock options received in exchange for partially vested eligible stock options that are surrendered in the Exchange Offer are subject to a new three-year vesting schedule. See Q27 below for additional vesting information.

Q27     When will the new stock options vest?

Should you elect to participate in the Exchange Offer, your surrendered eligible stock options will be exchanged for new stock options that will be subject to a new two- or three-year vesting schedule. For eligible stock options that are fully vested at the time of the exchange, 50% of the new stock options will vest upon the 12-month anniversary of the new stock option grant date and the remaining 50% of the new stock options will vest upon the 24-month anniversary of the new stock option grant date so long as you remain employed during that period. For eligible stock options that are not vested or are only partially vested at the time of the exchange, 33.33% of the new stock options will vest upon the 12-month anniversary of the new stock option grant date, 33.33% of the new stock options will vest upon the 24-month anniversary of the new stock option grant date, and the remaining 33.34% of the new stock options will vest upon the 36-month anniversary of the new stock option grant date so long as you remain employed during that period.

Below is an example that assumes the Exchange Offer expires on August 17, 2012, and the new stock option grant date is August 20, 2012:

Original Grant Date of Eligible Stock Option	Current Vested Percent (as of July 17, 2012)	Original Vesting Date of Eligible Stock Option (100% Vested)	First Vesting Date of New Stock Option	Second Vesting Date of New Stock Option	Third Vesting Date of New Stock Option
Jan. 25, 2006	100%	Jan. 25, 2010	Aug. 20, 2013(1)	Aug. 20, 2014(2)	-
Jan. 24, 2007	100%	Jan. 24, 2011	Aug. 20, 2013(1)	Aug. 20, 2014(2)	-
Jan. 23, 2008	100%	Jan. 23, 2012	Aug. 20, 2013(1)	Aug. 20, 2014(2)	-
Jan. 20, 2009	75%	Jan. 20, 2013	Aug. 20, 2013(3)	Aug. 20, 2014(4)	Aug. 20, 2015(5)
Jan. 21, 2010	50%	Jan. 21, 2010	Aug. 20, 2013(3)	Aug. 20, 2014(4)	Aug. 20, 2015(5)

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(1)	50% of the new stock option will vest as of this date.
(2)	An additional 50% of the new stock option will vest, resulting in 100% of the new stock option being vested as of this date.
(3)	33.33% of the new stock option will vest as of this date.
(4)	An additional 33.33% of the new stock option will vest, resulting in 66.66% of the new stock option being vested as of this date.
(5)	An additional 33.34% of the new stock option will vest, resulting in 100% of the new stock option being vested as of this date.

Q28     Why is the Company extending the vesting period for exchanged stock options that were already vested?

We believe that the Exchange Offer will provide renewed incentives to our employees who participate, by allowing them to exchange certain underwater stock options for a lesser amount of new stock options with a lower exercise price. We also believe the Exchange Offer will enable us to enhance long-term stockholder value by providing greater assurance that we will be able to retain experienced and productive employees, in part through the two- or three-year vesting period for new stock options.

Q29     What will my new stock option exercise price be?

The new stock options will be granted with an exercise price equal to the closing price of MEMC common stock as reported by the New York Stock Exchange on the new stock option grant date (expected to be the next business day after the expiration of the Exchange Offer, which would be August 20, 2012 if the offer expires on Friday, August 17, 2012).

We cannot predict the exercise price of the new stock options. We recommend that you obtain current market quotations for our common stock before deciding whether to exchange your eligible stock options. You may obtain the current trading price of MEMC stock at http://www.nyse.com and enter the MEMC stock trading ticker symbol: WFR.

Q30     Will the terms and conditions of the new stock options be the same as the exchanged stock options?

No. You will receive fewer new stock options and the new stock options will have a different exercise price. The new stock options will have a seven-year term, instead of the typical ten-year term of the currently outstanding stock options. For example, if your new stock options were granted on August 20, 2012, once your new stock options are vested, you would have until August 20, 2019 to exercise the new stock options (assuming you remain employed through that period). The new stock options will have a new two- or three-year vesting period from the grant date, depending on whether the eligible stock options that were surrendered were fully vested at the time of the exchange, as discussed above. Refer to the Offer to Exchange document for further information on the differences in terms and conditions.

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Q31     If I elect to participate in the Exchange Offer, when will I receive my new stock options?

We expect to cancel all properly surrendered eligible stock options on the same day that the Exchange Offer expires, currently set for August 17, 2012. We also expect that the new stock option grant date will be the next business day after the expiration of the Exchange Offer (currently expected to be August 20, 2012). If the expiration date is extended, then the cancellation date for surrendered stock options and the new stock option grant date will be similarly extended. We will issue new stock option agreements as soon as reasonably practicable following the new stock option grant date.

Q32     What if I elect to participate in the Exchange Offer and then leave MEMC (including its subsidiaries) before the date of the exchange?

If you elect to participate in the Exchange Offer and your employment terminates for any reason before the date of the exchange, your exchange election will be cancelled and you will not receive new stock options. If this occurs, no changes will be made to the terms of your current stock options, and those stock options will be treated as if you had declined to participate in the Exchange Offer.

Q33     What if I elect to participate in the Exchange Offer and then leave MEMC (including its subsidiaries) after the date of the exchange?

If you elect to participate in the Exchange Offer and surrender eligible stock options for exchange, and if we accept your surrendered stock options, your new stock options will be granted on the new stock option grant date. If your employment terminates for any reason after the date of the exchange, the terms and conditions of any new stock options granted in the Exchange Offer will apply.

Q34     What if I am on an authorized leave of absence?

Eligible employees who are on an authorized leave of absence will be able to participate in the Exchange Offer. If you elect to exchange your eligible stock options and you are on an authorized leave of absence on the new stock option grant date, you will be entitled to receive a new stock option grant on the stock option grant date as long as all other eligibility requirements are still met.

Q35     How do I decide whether to exchange my eligible stock options for new stock options?

We are providing as much information as possible to assist you in making your own informed decision. You must make your own decision on whether to surrender your eligible stock options for exchange. You are encouraged to seek further advice from your tax, financial and legal advisors if you deem it appropriate. No one from MEMC is, or will be, authorized to provide you with advice, recommendations or additional information in this regard. You should also review the section entitled “Risk Factors” in the Offer to Exchange document for a discussion of the risks of participating in the Exchange Offer.

Q36     What happens if, after the grant date of the new stock options, my new stock options end up being underwater again?

The Exchange Offer is a one-time opportunity and is not expected to be offered again. We can provide no assurance as to the price of our common stock at any time in the future.

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Q37     Will I owe taxes if I participate in the Exchange Offer?

Generally, for U.S. federal income tax purposes, we believe the exchange of eligible stock options for new stock options pursuant to the Exchange Offer should be treated as a nontaxable exchange and that no income should be recognized upon the grant of the new stock options. The tax consequences for participating non-U.S. eligible employees may differ from the U.S. federal income tax consequences and, in some instances, are not entirely certain. We have provided additional information about the tax consequences applicable in the countries outside the United States in which eligible employees reside in the Schedules attached to the Offer to Exchange document. We encourage all eligible employees who are considering exchanging their eligible stock options pursuant to the Exchange Offer to consult with their own tax advisors with respect to the federal, state, local and foreign tax consequences of participating in the Exchange Offer. Further, any employee who was granted eligible stock options while a resident or taxpayer in one country but who will be a resident of or taxpayer in another country when any new options are granted pursuant to the Exchange Offer should be aware that any such employee may be subject to tax not only in the new country, but also in the original country, and such employees are encouraged to consult their own tax advisors to confirm the tax consequences that will apply to them if they participate in the Exchange Offer.

Q38     Are there special tax or other provisions applicable to non-U.S. employees?

Yes. Additional country-specific information about special tax and other provisions applicable to employees in those countries is provided in the Schedules to the Offer to Exchange document.

CIRCULAR 230 DISCLAIMER. The following disclaimer is provided in accordance with Treasury Department Circular 230. You are hereby notified that (a) the summary above is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the Internal Revenue Code, (b) the summary above was written to support the promotion or marketing (within the meaning of Circular 230) of the transaction(s) or matter(s) addressed by this communication, and (c) each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

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